Exhibit 99.35

CRESCO LABS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

THREE AND SIX MONTHS ENDED

JUNE 30, 2020 AND 2019

(Expressed in United States Dollars)

Cresco Labs Inc.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Operations	3

Condensed Interim Consolidated Statements of Comprehensive Loss	4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to the Condensed Interim Consolidated Financial Statements	7

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Financial Position

As of June 30, 2020 and December 31, 2019

(In thousands of United States Dollars)

		(Unaudited)
		June 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents		$70,994	$49,102
Restricted cash		2,874	5,050
Accounts receivable, net	Note 3	16,889	16,455
Biological assets	Note 4	56,683	31,791
Inventory, net	Note 5	100,219	49,555
Loans receivable, short-term	Note 20	2,400	644
Other current assets		6,667	6,741

Total current assets		256,726	159,338
Non-current assets:
Property and equipment, net	Note 6	175,281	155,839
Right-of-use assets	Note 7	93,593	46,696
Intangible assets, net	Note 9	199,882	94,206
Loans receivable, long-term	Note 20	19,289	18,633
Investments	Note 8	5,079	1,278
Security deposits		3,612	1,084
Goodwill	Note 9	451,632	137,719
Deferred tax asset	Note 24	3,827	1,761
Other non-current assets		183	—

Total non-current assets		952,378	457,216

TOTAL ASSETS		$1,209,104	$616,554

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current liabilities:
Accounts payable and other accrued expenses	Note 10	$66,915	$62,834
Short-term borrowings	Note 14	23,922	—
Income tax payable		35,195	15,198
Current portion of lease liabilities	Note 7	26,036	12,019
Deferred consideration, contingent consideration and other payables	Note 13	11,317	59,940
Derivative liabilities, short-term	Note 20	11	178

Total current liabilities		163,396	150,169
Long-term liabilities:
Long-term notes payable and loans payable	Note 14	95,584	550
Derivative liabilities, long-term	Note 20	8,605	15,243
Lease liabilities	Note 7	139,976	82,856
Deferred tax liability	Note 24	51,605	23,212
Deferred consideration and contingent consideration	Note 13	13,120	21,901

Total long-term liabilities		308,890	143,762

TOTAL LIABILITIES		472,286	293,931

SHAREHOLDERS’ EQUITY:
Share capital		707,348	275,851
Contributed surplus		43,075	25,863
Accumulated other comprehensive income		(407)	—
Accumulated deficit		(154,993)	(114,632)

Equity of Cresco Labs Inc.		595,023	187,082
Non-controlling interests	Note 11	141,795	135,541

TOTAL SHAREHOLDERS’ EQUITY		736,818	322,623

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$1,209,104	$616,554

Nature of Operations (Note 1)

Commitments and Contingencies (Note 19)

Subsequent Events (Note 25)

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited - In thousands of United States Dollars, except per share data)

		(Unaudited)		(Unaudited)
		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
Revenue, net	Note 15	$94,256	$29,890	$160,636	$50,945
Costs of sales - production costs	Note 5	(60,835)	(17,145)	(107,035)	(31,859)

Gross profit before fair value adjustments		33,421	12,745	53,601	19,086
Realized changes in fair value of inventory sold	Note 5	(41,774)	(17,620)	(66,358)	(33,515)
Unrealized gain on changes in fair value of biological assets	Note 4	77,822	29,814	116,366	50,020

Gross profit		69,469	24,939	103,609	35,591

Expenses:
Selling, general and administrative	Note 16	45,186	19,705	91,839	36,478
Depreciation and amortization	Note 6, 7, 9	5,358	894	9,977	1,867

Total expenses		50,544	20,599	101,816	38,345

Gain (loss) before other (expense) income and income taxes		18,925	4,340	1,793	(2,754)
Other (expense) income:
Interest expense, net	Note 23	(9,597)	(2,087)	(17,813)	(2,506)
Other (expense) income, net	Note 17	(740)	(621)	14,783	(755)
Income (loss) from investment in associate	Note 8	24	36	(120)	72

Total other expense, net		(10,313)	(2,672)	(3,150)	(3,189)

Income (loss) before income taxes		8,612	1,668	(1,357)	(5,943)
Income tax expense	Note 24	(13,312)	(5,586)	(16,774)	(5,549)

Net loss		$(4,700)	$(3,918)	$(18,131)	$(11,492)
Net income (loss) attributable to non-controlling interests, net of tax	Note 11	14,197	(1,892)	8,155	(3,239)

Net loss attributable to Cresco Labs Inc.		$(18,897)	$(2,026)	$(26,286)	$(8,253)

Net loss per share - attributable to Cresco Labs Inc. shareholders
Loss per share - Basic	Note 22	$(0.09)	$(0.02)	$(0.13)	$(0.07)
Loss per share - Diluted	Note 22	$(0.09)	$(0.02)	$(0.13)	$(0.07)

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited - In thousands of United States Dollars)

	(Unaudited)		(Unaudited)
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net loss for the period	$(4,700)	$(3,918)	$(18,131)	$(11,492)
Other comprehensive loss for the period
Foreign currency translation differences, net of tax	(511)	—	(407)	—

Total net loss and comprehensive loss for the period	$(5,211)	$(3,918)	$(18,538)	$(11,492)

Comprehensive income (loss) attributable to non-controlling interests, net of tax	14,197	(1,892)	8,155	(3,239)

Total net loss and comprehensive loss attributable to Cresco Labs Inc.	$(19,408)	$(2,026)	$(26,693)	$(8,253)

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2020 and 2019

(Unaudited - In thousands of United States Dollars)

		$ Amount
	Notes	Share capital	Shares to be issued	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Non-controlling interests	Total
Balance as of January 1, 2019		$142,118	$20,064	$11,594	$(52,745)	—	$161,950	$282,981
Cumulative effect of adoption of IFRS 16 Leases		—	—	—	(1,466)	—	(1,526)	(2,992)
Net loss		—	—	—	(8,253)	—	(3,239)	(11,492)
Share-based compensation expense	Note 12	—	—	6,649	—	—	—	6,649
Warrant expense			—	344	—	—	—	344
Exercise of options and warrants		688	—	(194)	—	—	—	494
Change in ownership interest	Note 11(e)	—	—	—	(438)	—	(395)	(833)
Distributions to limited liability company unit holders	Note 11(d)		—	—	(2,942)	—	(688)	(3,630)
Income tax reserve			—	534	322	—	—	856
Issuance of shares related to MedMar		19,497	(19,497)	—	—	—	—	—

Ending Balance as of June 30, 2019		$162,303	$567	$18,927	$(65,522)	—	$156,102	$272,377

Balance as of January 1, 2020		$275,851	—	$25,863	$(114,632)	—	$135,541	$322,623
Exercise of options and warrants	Note 11(c), 12	1,166	—	(532)	—	—	—	634
Equity-based compensation		3,815	—	2,119	—	—	—	5,934
Income tax reserve		—	—	(512)	(110)	—	—	(622)
Employee taxes on certain share-based payment arrangements		2,681	—	(2,681)	—	—	—	—
Equity issued related to acquisitions	Note 11(b)(ii-v)	408,013	—	27,885	—	—	—	435,898
Equity issuances	Note 11(b)(i)	437	—	—	—	—	—	437
Distributions to limited liability company unit holders	Note 11(d)	—	—	(9,067)	—	—	(481)	(9,548)
Cresco LLC shares redeemed and other adjustments	Note 11(e)	15,385	—	—	(13,965)	—	(1,420)	—
Foreign currency translation		—	—	—	—	(407)	—	(407)
Net loss		—	—	—	(26,286)	—	8,155	(18,131)

Ending Balance as of June 30, 2020		$707,348	$—	$43,075	$(154,993)	$(407)	$141,795	$736,818

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2020 and 2019

(Unaudited - In thousands of United States Dollars)

	(Unaudited)
	Six months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(18,131)	$(11,492)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,994	4,699
Provision for expected credit loss	455	120
Share-based compensation expense	9,453	6,258
Loss on investments	433	7
(Gain) loss on changes in fair value of deferred and contingent consideration	(7,476)	721
(Gain) loss on derivative instruments and warrants	(6,424)	235
(Gain), net of losses, on loans receivable	(292)	—
Accrued interest expense, net of income	4,118	—
Realized changes in fair value of inventory sold	60,642	31,252
Loss on inventory write-offs and provision	5,716	2,263
Unrealized (gain), net of losses, on changes in fair value of biological assets	(116,366)	(50,020)
Change in deferred taxes	(4,493)	3,369
Accretion of discount and deferred financing costs on debt arrangements	2,310	—
Foreign currency gain	(178)	(3)
Acquisition termination charges settled in equity	1,279	—
Gain on debt modification	(1,084)	—
Loss, net of (gains), on other adjustments to net income	94	—
Changes in operating assets and liabilities:
Accounts receivable	6,966	(4,767)
Inventory	(101,699)	(52,588)
Biological assets	93,477	46,038
Other current assets	702	(711)
Security deposits	(1,321)	(102)
Accounts payable and other accrued expenses	(15,150)	9,390
Other current liabilities	(1,003)	865
Deferred rent	—	16
Income tax payable	19,996	1,972

NET CASH USED IN OPERATING ACTIVITIES	(49,982)	(12,478)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(53,262)	(28,228)
Purchases of intangibles	(1,166)	(1,218)
Proceeds from sale and leaseback transactions and lease tenant incentives	50,976	—
Payment of acquisition consideration, net of cash acquired	(15,434)	(14,077)
Loans receivable for entities to be acquired	(4,867)	(8,823)

NET CASH USED IN INVESTING ACTIVITIES	(23,753)	(52,346)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options, warrants and share issuances	875	688
Payment of issuance costs of financing	(191)	—
Proceeds from the issuance of long-term debt	100,000	—
Payment of debt issuance costs	(3,855)	—
Repayment of debt	(550)	—
Acquisition of non-controlling interests	(203)	(833)
Distributions to non-controlling interest redeemable unit holders	(481)	(3,630)
Payments for taxes related to net share settlements of restricted stock units	(697)	—
Principal payments of leases	(2,105)	(735)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	92,793	(4,510)

Effect of foreign currency exchange rate changes on cash	658	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	19,716	(69,334)
Cash and cash equivalents and restricted cash, beginning of period	54,152	138,028

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$73,868	$68,694

CASH PAID DURING THE PERIOD FOR:
Interest	$9,197	$2,359
Income tax, net	1,013	—
NON-CASH TRANSACTIONS:
Equity issued for acquisitions and escrows	$434,618	$—
Net liability upon adoption of IFRS 16 Leases and subsequent additions	51,781	46,892
Liability incurred to purchase property and equipment	2,872	—
Cashless exercise of stock options	384	—

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

1.	NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp. (“Randsburg”) and consolidated its common shares on a five old for one new basis.

On November 30, 2018, in connection with the reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg Common Shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of Subordinate Voting Shares (“SVS”) and create the classes of Proportionate Voting Shares (“PVS”), and Super Voting Shares (“MVS”).

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC (“Cresco Labs”), a series of transactions was completed on November 30, 2018 resulting in a reorganization of Cresco Labs and Randsburg and pursuant to which Randsburg became the indirect parent and sole voting unitholder of Cresco. The transaction constituted a reverse takeover of Randsburg by Cresco Labs under applicable securities laws. Cresco Labs was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Pre-Combination LLC Agreement. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

On December 3, 2018, the Company began trading on the Canadian Securities Exchange (“CSE”) under the ticker symbol “CL.” On March 6, 2019, Cresco shares were approved to be quoted on the Over-the-Counter Market (“OTC”) and is traded under the ticker symbol “CRLBF.” On August 13, 2019, the Company began trading its Euro-dominated shares on the Frankfurt Stock Exchange (“FSE”) and is trading under the symbol “6CQ.”

The Company is licensed to cultivate, manufacture and sell retail and medical cannabis as well as retail and medical cannabis products in certain U.S. states. The Company also operates a retail, wholesale and online nicotine vape business in Canada. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Maryland, Nevada, Arizona, New York, Massachusetts, Michigan and Canada, pursuant to the Illinois Compassionate Use of Medical Cannabis Pilot Program Act and the Illinois Cannabis Regulation and Tax Act, the Pennsylvania Compassionate Use of Medical Cannabis Act, the Ohio Medical Marijuana Control Program, the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, the Maryland Medical Marijuana Act, the Nevada Revised Statutes section 453A, the Arizona Medical Marijuana Act, the New York Compassionate Care Act, the Massachusetts Cannabis Control Commission, the Michigan Medical Marihuana Act and the Canada Tobacco and Vaping Products Act, respectively.

The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654 and the registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, BC V6E 2E9.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The unaudited condensed interim consolidated financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, which was adopted by the International Accounting Standards Board (“IASB”).

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

The unaudited condensed interim consolidated financial statements are presented in United States dollars and are prepared in accordance with consistently applied accounting policies, critical estimates, and methods described in the Company’s annual consolidated financial statements. The unaudited condensed interim consolidated financial statements do not include all information and disclosures required in the Company’s annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on August 20, 2020.

(b)	Basis of Measurement

The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for biological assets which are measured at fair value less cost to sell; certain investments in associates, which are accounted for under the equity method; loans receivable measured at fair value through profit or loss (“FVTPL”); and certain investments, derivative instruments, and contingent consideration, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets and the contractual obligation for liabilities.

Management has applied judgement in concluding that there remain no material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, which includes judgment of the effects of subsequent events, if applicable (see Note 25); and the Company’s ability to realize its assets and settle its obligations in the normal course of operations for at least twelve months from the date of the financial statements.

(c)	Functional and Presentation Currency

The Company’s functional currency and that of the majority of its subsidiaries, as determined by management, is the United States (“U.S.”) dollar. The Company’s presentation currency is the U.S. dollar. As such, the accompanying consolidated financial statements are presented in U.S. dollars. All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other (expense) income, net in the unaudited Condensed Interim Consolidated Statements of Operations.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in other comprehensive loss.

(d)	Basis of Consolidation

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated on consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. The following are Cresco’s wholly owned or effectively controlled subsidiaries and entities over which the Company has control as of June 30, 2020:

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%
Cresco Labs, LLC	Illinois	Operating Entity	45.2%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company	100%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC (d/b/a Sunnyside - Lakeview and Sunnyside - River North)	Illinois	Dispensary	87.6%
MedMar Rockford, LLC (d/b/a Sunnyside - Rockford and Sunnyside - South Beloit)	Illinois	Dispensary	75%
CannaRoyalty Corp. (d/b/a Origin House)	Ontario, Canada	Holding Company	100%
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc.	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
RPE Inc.	California	Distribution	100%
FloraCal	California	Cultivation	100%
Cub City, LLC	California	Distribution	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
2360149 Ontario Inc. (d/b/a 180 Smoke)	Ontario, Canada	Nicotine Vape Company	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%

(a)	Cresco Labs Michigan, LLC is 85% owned by related parties with management control of the Company.

Entity	Location	Purpose	Percentage Held
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Pennsylvania; Registered: Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC (d/b/a Sunnyside - Buffalo Grove)	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC (d/b/a Sunnyside - Champaign and Sunnyside - Danville)	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC (d/b/a Sunnyside - Elmwood Park)	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the unaudited condensed interim consolidated statements of financial position, and the share of income (loss) attributable to NCI is shown as a component of net loss in the unaudited Condensed Interim Consolidated Statements of Operations and in the unaudited Condensed Interim Consolidated Statement of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(e)	Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date or date of consolidation/control. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Market Related Intangibles	12 –18 months
Customer Relationships	7 – 19 years
Non-Compete Agreements	4 – 5 years
Trade Names	10 years
Permit Application Fees	1 – 2 years

The estimated useful lives and residual values are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets that have an indefinite useful life are not subject to amortization. The Company’s indefinite-lived intangible assets consist of licenses, which, for valuation purposes, represent the future benefits associated with the Company’s cultivation, processing, and dispensary licenses. Absent such license intangibles, the Company cannot continue as a going concern and as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.

(f)	Significant Accounting Judgements, Estimates, and Assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.

Significant judgements, estimates, and assumptions within these unaudited condensed interim consolidated financial statements, unless stated herein, are consistently applied to the annual consolidated financial statements for the years ended December 31, 2019 and 2018.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(g)	Recently Issued Accounting Standards

The Company does not believe any recently issued, but not yet effective IFRS standards that have been issued by the IASB will have a material impact on the Company’s financial statements.

3.	ACCOUNTS RECEIVABLE

As of June 30, 2020 and December 31, 2019, Accounts receivable consisted of the following:

($ in thousands)	June 30, 2020	December 31, 2019
Accounts receivable, gross	$17,326	$16,726
Allowance for doubtful accounts	(437)	(271)

Total Accounts receivable, net	$16,889	$16,455

See Note 20 for the analysis of accounts receivable aging and disclosure of bad debt expense.

4.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets to June 30, 2020 from December 31, 2019, consisted of the following:

($ in thousands)
Biological assets at January 1, 2020	$31,791
Biological assets acquired (Note 13)	2,002
Transferred to inventory upon harvest	(93,476)
Changes in fair value of biological assets	116,366

Biological assets at June 30, 2020	$56,683

Biological assets are measured at fair value less costs to sell until harvest. All production costs related to biological assets are expensed as incurred. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The fair value was determined using an expected cash flow model which assumes the biological assets at the balance sheet date will grow to maturity, be harvested and converted into finished goods inventory and sold in the retail and medical cannabis market.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

This model utilizes the following significant assumptions:

Inputs and assumptions	Calculation method	Effect changes of unobservable inputs has on fair value

Selling price per gram, less cost to sell	Based on observable market data or calculated wholesale prices with reasonable margins.	An increase in selling price per gram would increase the fair value of biological assets.

Attrition rate	Based on weighted average number of plants lost during each stage of production.	An increase in attrition rate would result in a decrease to the fair value of biological assets.

Average yield per plant	Based on the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	An increase to the average yield per plant would result in an increase to the fair value of biological assets.

Cumulative stage of completion in the production process	Based on an average number of days in production over a total average grow cycle of between 13 and 15 weeks.	An increase to the average stage of completion of the plants would result in an increase to the fair value of biological assets.

The Company’s estimates are, by their nature, subject to change and differences from the above assumptions will be reflected in the unrealized gain or loss on changes in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As of June 30, 2020 and December 31, 2019, it was expected that the Company’s biological assets would yield approximately 24,849 thousand and 13,142 thousand grams, respectively.

The Company has quantified the sensitivity of the inputs in relation to biological assets as of June 30, 2020 and 2019 and expects the following effect on fair value as shown in the table below:

($ in thousands)			Effect on fair value June 30,
Significant inputs & assumptions	Range of inputs	Sensitivity	2020	2019
Selling price per gram, less cost to sell	$1.60 to $6.28	Increase 5%	$7,408	$3,230
		Decrease 5%	(7,408)	(3,230)
Attrition rate	5% to 23%	Increase 5%	(2,963)	(1,191)
		Decrease 5%	2,004	1,191
Average yield per plant	50 grams to 138 grams	Increase 5%	2,834	1,083
		Decrease 5%	(2,834)	(1,083)
Cumulative stage of completion	26% to 57% complete	Increase 5%	5,734	2,376
		Decrease 5%	(5,916)	(2,376)

5.	INVENTORY

As of June 30, 2020 and December 31, 2019, inventory was comprised primarily of cannabis and cannabis-related products. The Company wrote off $261 thousand and $nil of inventory during the three months ended June 30, 2020 and 2019, respectively, primarily related to work-in-process inventory with a lower expected exit price in its Arizona operations. The Company wrote off $1,935 thousand and $2,263 thousand of inventory during the six months ended June 30, 2020 and 2019, respectively, primarily related to the damaged work-in-process inventory in Ohio and work-in-process inventory with a lower expected exit price in its Arizona operations. This write-off is

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

included in the fair value of inventory sold presented on the unaudited Condensed Interim Consolidated Statements of Operations. As of June 30, 2020 and December 31, 2019, the Company had inventory reserves of $3,955 thousand and $173 thousand, respectively. The Company recorded $1,365 thousand and $3,781 thousand of provision for inventory reserves in Cost of sales - production costs for the three and six months ended June 30, 2020, respectively. The Company recorded $ nil of provision for inventory reserves in Cost of sales - production costs for both the three and six month periods ending June 30, 2019.

Inventory as of June 30, 2020 and December 31, 2019, consisted of the following:

($ in thousands)	June 30, 2020	December 31, 2019
Raw materials	$36,097	$16,521
Raw materials - non-cannabis	16,116	5,820
Work-in-process	21,612	14,100
Finished goods	26,394	13,114

Total Inventory	$100,219	$49,555

During the three months ended June 30, 2020 and 2019, the Company recognized $102,609 thousand and $34,765 thousand, respectively, of inventory expensed in the unaudited Condensed Interim Consolidated Statements of Operations, which includes $60,835 thousand and $17,145 thousand, respectively, of Cost of sales – production costs and $41,774 thousand and $17,620 thousand, respectively, of non-cash expense relating to the changes in fair value of inventory sold.

During the six months ended June 30, 2020 and 2019, the Company recognized $173,393 thousand and $65,374 thousand, respectively, of inventory expensed in the unaudited Condensed Interim Consolidated Statements of Operations, which includes $107,035 thousand and $31,859 thousand, respectively, of Cost of sales – production costs and $66,358 thousand and $33,515 thousand, respectively, of non-cash expense relating to the changes in fair value of inventory sold.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

6.	PROPERTY AND EQUIPMENT

As of June 30, 2020 and December 31, 2019, property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Computer Equipment and Software	Website and Software	Vehicles	Construction In Progress	Total
Cost
As of January 1, 2020	$28,007	$15,650	$10,458	$62,965	$2,315	$400	$715	$42,048	$162,558

Additions	585	4,671	3,346	14,049	1,686	105	338	15,639	40,419
Transfers	1,728	27	(91)	38,442	—	—	—	(40,106)	—
Disposals	—	(137)	(3)	(32)	(21)	—	—	—	(193)
Sale related to sale-leaseback transactions	(22,083)	—	—	—	—	—	—	(9,973)	(32,056)
Additions from acquisition	—	455	473	11,615	493	92	331	5,166	18,625
Effect of foreign exchange and other adjustments	—	(17)	(233)	(108)	(13)	—	—	—	(371)

As of June 30, 2020	$8,237	$20,649	$13,950	$126,931	$4,460	$597	$1,384	$12,774	$188,982

Accumulated depreciation
As of January 1, 2020	$(432)	$(1,248)	$(994)	$(3,142)	$(586)	$(157)	$(160)	$—	$(6,719)

Depreciation	(213)	(822)	(994)	(4,248)	(474)	(94)	(137)	—	(6,982)

As of June 30, 2020	$(645)	$(2,070)	$(1,988)	$(7,390)	$(1,060)	$(251)	$(297)	$—	$(13,701)

Net book value
As of June 30, 2020	$7,592	$18,579	$11,962	$119,541	$3,400	$346	$1,087	$12,774	$175,281

As of December 31, 2019	$27,575	$14,402	$9,464	$59,823	$1,729	$243	$555	$42,048	$155,839

As of June 30, 2020 and December 31, 2019, costs related to construction at the Company’s facilities were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facility is available for its intended use.

Depreciation of $3,873 thousand and $1,063 thousand was incurred during the three months ended June 30, 2020 and 2019, respectively, of which $1,093 thousand and $ 269 thousand, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

Depreciation of $6,982 thousand and $1,920 thousand was incurred during the six months ended June 30, 2020 and 2019, respectively, of which $1,952 thousand and $ 533 thousand, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

As of June 30, 2020, ending inventory includes $897 thousand of capitalized depreciation. For the three months ended June 30, 2020 and 2019, $2,833 thousand and $712 thousand, respectively, of depreciation was recorded to Cost of sales – production costs, which includes $377 thousand and $ 110 thousand, respectively, related to depreciation capitalized to inventory in prior quarters. For the six months ended June 30, 2020 and 2019, $5,082 thousand and $1,240 thousand, respectively, of depreciation was recorded to Cost of sales – production costs, which includes $365 thousand and $134 thousand, respectively, related to depreciation capitalized to inventory in prior quarters.

7.	LEASES

Effective January 1, 2019, the Company adopted IFRS 16 Leases. The Company is the lessee in the majority of its leasing arrangements and has entered into leases primarily for its corporate office, cultivation and processing facilities, and dispensaries. Depending upon the type of lease, the original lease terms generally range from less than 12 months to 20 years. Certain leases permit renewal options, including multiple successive renewal options ranging from 0.5 to 35 years.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

ROU Assets - As of June 30, 2020 and December 31, 2019, the Company’s leases consisted of the following:

($ in thousands)	As of June 30, 2020	As of December 31, 2019
Real estate	$93,547	$46,696
Vehicles	46	—

Total Right-of-use assets	$93,593	$46,696

Included in the ROU asset balance are $17,984 thousand of additions resulting from the acquisition of CannaRoyalty Corp. (“Origin House”) and $32,804 thousand of additions related to new leases, partially offset by $91 thousand of terminations for the six months ended June 30, 2020.

Total interest expense of $4,971 thousand and $2,370 thousand was recorded for the three months ended June 30, 2020 and 2019, respectively and $9,189 thousand and $3,225 thousand for the six months ended June 30, 2020 and 2019, respectively.

Total leasing depreciation of $2,086 thousand and $580 thousand was recorded for the three months ended June 30, 2020 and 2019, respectively. For the three months ended June 30, 2020 and 2019, $1,079 thousand and $331 thousand, respectively, of leasing depreciation is included in Selling, general and administrative expense with the remainder in Cost of sales – production costs and ending inventory.

Total leasing depreciation of $ 3,929 thousand and $2,032 thousand was recorded for the six months ended June 30, 2020 and 2019, respectively. For the six months ended June 30, 2020 and 2019, $1,978 thousand and $735 thousand, respectively, of leasing depreciation is included in Selling, general and administrative expense with the remainder in Cost of sales – production costs and ending inventory.

As of June 30, 2020, ending inventory includes $298 thousand of capitalized depreciation. For the three months ended June 30, 2020 and 2019, $847 thousand and $221 thousand, respectively, of depreciation was recorded to Cost of sales – production costs, which includes $80 thousand and $ 199 thousand, respectively, related to depreciation capitalized to inventory in prior quarters. For the six months ended June 30, 2020 and 2019, $1,726 thousand and $1,135 thousand, respectively, of depreciation was recorded to Cost of sales – production costs, which includes $44 thousand and $255 thousand, respectively, related to depreciation capitalized to inventory in prior quarters.

For short-term leases with durations of twelve months or less, the Company recorded $302 thousand and $12 thousand for the three months ended June 30, 2020 and 2019, respectively, and $558 thousand and $154 thousand for the six months ended June 30, 2020 and 2019, respectively, in rent expense within Selling, general and administrative expenses. The Company recognizes this expense on a straight-line basis over the lease term.

The Company is the lessor in three real estate operating leasing arrangements and one equipment finance leasing arrangement. For the three and six months ended June 30, 2020, the Company recorded rental income in Other (expense) income of $162 thousand and $ 335 thousand, respectively, in relation to the operating leases. At June 30, 2020, the Company recorded deferred rent receivable for operating leases of $42 thousand, an investment in leased asset for the finance lease of $90 thousand, and a sublease receivable balance of $57 thousand.

During the three and six months ended June 30, 2020, the Company entered into and amended certain sale and leaseback agreements whereby the Company sold properties with a total net book value of $19,965 thousand and $31,594 thousand, respectively, and recorded a $nil and $22 thousand loss, respectively, on asset sale recorded in Selling, general, and administrative expense in the unaudited Condensed Interim Consolidated Statement of Operations. The new and amended 2020 sale and leaseback transactions resulted in net funding of $29,870 thousand, a net increase to ROU assets of $23,729 thousand, a net increase to lease liability of $24,457 thousand and expected additional tenant improvement allowance reimbursements of $52,936 thousand, with the remaining impact related to settlement of security deposits, the Hope Heal Health (“HHH”) Loan (“HHH Loan”), and prepaid expenses.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

The Company has received tenant improvement allowance reimbursements of $20,555 thousand across all leasing arrangements for the six months ended June 30, 2020 and expects to receive an additional $54,589 thousand for these arrangements, for a total of $75,145 thousand.

As of June 30, 2020, maturities of lease liabilities were as follows:

($ in thousands)
2020	$15,991
2021	32,122
2022	32,866
2023	34,035
2024	34,863
Thereafter	428,950

Total lease payments	$578,827

Less: interest	(358,226)
Less: tenant improvement allowance	(54,589)

Present value of lease liabilities	166,012

Less: short-term lease liabilities	(26,036)

Present value of long-term lease liabilities	$139,976

8.	INVESTMENTS

The following is a detailed discussion of the Company’s types of investments held:

(a)	Investments at Fair Value

The Company has investments in three entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; and Fleurish Cannabis, Inc. (“Fleurish”), an entity that focuses on cannabis production licenses. The 420 Capital, Lighthouse and Fleurish investments are accounted for at fair value. On August 12, 2019, the Company settled its outstanding loan receivable with Lighthouse of $3,264 thousand through receipt of Lighthouse membership units approximating 1.2% ownership of the parent company, with a fair value of $978 thousand as of June 30, 2020. See Note 20 for additional details. Upon the acquisition of Origin House on January 8, 2020, the Company obtained a 1.3% ownership stake in Fleurish with a fair value of $139 thousand as of the acquisition date. See Note 13 for additional details.

The Company previously had an investment in MassRoots, Inc. (“MassRoots”), a publicly traded cannabis company, with an ownership stake of less than 1%. However, the Company elected to write off the investment as of March 31, 2020 as the investment was determined to not have any value.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

The following is a summary of the investments at fair value held as of June 30, 2020 and December 31, 2019:

($ in thousands)	June 30, 2020	December 31, 2019
420 Capital	$68	$68
Lighthouse	978	1,209
Fleurish	47	—
MassRoots	—	1

Total Investments	$1,093	$1,278

The Company recorded a mark-to-market gain of $219 thousand and a mark-to-market loss of $12 thousand for the three months ended June 30, 2020 and 2019, respectively, and a mark-to-market loss of $315 thousand and $9 thousand for the six months ended June 30, 2020 and 2019, respectively.

(b)	Investment in Associates

As part of the Origin House acquisition, the Company obtained an investment in Trichome Financial Corp. (“Trichome”), a lending entity that focuses its investments on cannabis and cannabis-related companies. At the acquisition date, the Trichome investment was valued at $4,302 thousand. The Company’s ownership stake in Trichome upon acquisition and as of June 30, 2020 is approximately 23%.

The following is a summary of the investment in associates accounted for as an equity method investment and held as of June 30, 2020 and December 31, 2019:

($ in thousands)	June 30, 2020	December 31, 2019
Trichome	$3,986	$—

Total Investment	$3,986	$—

The Company recorded investment income of $24 thousand and a loss of $120 thousand for the three and six months ended June 30, 2020, respectively. During the three and six months ended June 30, 2020, no distributions were made related to investments. For the three and six months ended June 30, 2019, the Company recorded investment income of $ 36 thousand and $72 thousand, respectively. During the three and six months ended June 30, 2019, this income was partially offset by distributions of $38 thousand and $70 thousand, respectively. Prior year investment income and distributions relate to a previously held equity method investment, which was dissolved in the fourth quarter of 2019.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

9.	INTANGIBLE ASSETS AND GOODWILL

The following is a reconciliation of the balances of intangible assets and goodwill from the beginning balances at

December 31, 2019 to the ending balances on June 30, 2020:

($ in thousands)	Customer Relationships	Trade Names	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2020	$6,929	$—	$6,842	$83,447	$2,133	$137,719	$237,070

Additions	—	—	1,021	—	145	—	1,166
Additions from acquisitions	52,200	41,800	—	5,900	2,865	320,322	423,087
Foreign exchange	—	—	—	—	18	5	23
Measurement period adjustment	11,400	(2,100)	—	—	(111)	(6,414)	2,775

Balance at June 30, 2020	$70,529	$39,700	$7,863	$89,347	$5,050	$451,632	$664,121

Accumulated amortization
Balance at January 1, 2020	$(858)	$—	$(3,265)	$—	$(1,022)	$—	$(5,145)

Amortization	(2,133)	(1,985)	(1,559)	—	(1,785)	—	(7,462)

Balance at June 30, 2020	$(2,991)	$(1,985)	$(4,824)	$—	$(2,807)	$—	$(12,607)

Net book value
June 30, 2020	$67,538	$37,715	$3,039	$89,347	$2,243	$451,632	$651,514

December 31, 2019	$6,071	$—	$3,577	$83,447	$1,111	$137,719	$231,925

(a)	Other Intangibles includes market-related, non-compete agreements and internally developed software

During the three months ended March 31, 2020, the Company recorded an impairment charge of $1,194 thousand on a market-related intangible due to changing market conditions. During the three months ended June 30, 2020, the Company fully recovered the value of this intangible asset and recorded an impairment reversal of $1,194 thousand.

During the three months ended June 30, 2020, the Company recorded a measurement period adjustment related to the acquisition of Origin House, retrospectively applied to the opening balance sheet date. See Note 13 for further details.

Amortization of $3,844 thousand and $621 thousand was recorded for the three months ended June 30, 2020 and 2019, respectively, of which $3,050 thousand and $ 294 thousand, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

Amortization of $7,462 thousand and $1,234 thousand was recorded for the six months ended June 30, 2020 and 2019, respectively, of which $6,047 thousand and $598 thousand, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. As of June 30, 2020, ending inventory includes $328 thousand of capitalized amortization. For the three months ended June 30, 2020 and 2019, $588 thousand and $249 thousand, respectively, of amortization expense was recorded to Cost of sales – production costs, which includes $187 thousand and $76 thousand, respectively, related to amortization capitalized to inventory in prior quarters. For the six months ended June 30, 2020 and 2019, $1,209 thousand and $457 thousand, respectively, of amortization expense was recorded to Cost of sales – production costs, which includes $231 thousand and $88 thousand, respectively, related to amortization capitalized to inventory in prior quarters.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

10.	ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

As of June 30, 2020 and December 31, 2019, Accounts payable and other accrued expenses were comprised of the following:

($ in thousands)	June 30, 2020	December 31, 2019
Accounts payable	$38,324	$32,463
Accrued expenses	11,790	24,133
Payroll liabilities	8,463	5,195
Excise taxes payable	7,109	540
Contract liability - loyalty programs	658	—
Tax penalty	495	455
Property taxes payable	76	48

Total Accounts payable and other accrued expenses	$66,915	$62,834

11.	SHARE CAPITAL

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

ii.	Unlimited Number of Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted to 200 votes per PVS. As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.

During the six months ended June 30, 2020 and 2019, 74.5 thousand and 99.9 thousand PVS, respectively, were exchanged for 14,893 thousand and 19,977 thousand SVS, respectively, at a rate of 1 PVS for 200 SVS.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

iii.	500,000 Super Voting Shares

Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.

iv.	Unlimited Number of Special Subordinate Voting Shares (“SSVS”)

Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive if and when declared by the directors of the Company, dividends in cash or property of the Company.

(b)	Issued and Outstanding

A reconciliation of the beginning and ending balances of the issued and outstanding shares and units for the six months ended June 30, 2020 is as follows:

(in thousands)			Redeemable Units	Subordinate Voting Shares (SVS)	Super Voting Shares (MVS)	Proportionate Voting Shares (PVS)*	Special Subordinate Voting Shares (SSVS)**
Beginning balance, January 1, 2020			142,172	73,600	500	57,937	—

Options and warrants exercised	Note 11	(c), 12	—	470	—	12	—
RSUs issued	Note 12		—	1,098	—	—	—
Issuance of shares related to acquisitions	Note 11	(b)(ii-v)	—	69,465	—	265	—
Cresco LLC redemption	Note 11	(d)	(3,522)	3,522	—	—	—
PVS converted to SVS	Note 11	(a)	—	14,893	—	(14,893)	—
Employee taxes on certain share-based payment arrangements	Note 12		—	763	—	—	—
Share issuances	Note 11	(a),(b)(i)	—	99	—	—	1

Ending balance, June 30, 2020			138,650	163,910	500	43,321	1

*	PVS presented on an “as-converted” basis to SVS (1-to-200)
**	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

A reconciliation of the beginning and ending balances of the issued and outstanding shares and units for the six months ended June 30, 2019 is as follows:

(in thousands)			Redeemable Units	Subordinate Voting Shares (SVS)	Super Voting Shares (MVS)	Proportionate Voting Shares (PVS)*	Shares to be issued
Beginning balance, January 1, 2019			143,844	26,711	500	82,803	3,020

Stock options exercised			—	—	—	440	—
Warrants exercised				32	—	—	—
Issuance of MedMar shares			—	—	—	3,020	(3,020)
PVS converted to SVS	Note 11	(a)	—	19,977	—	(19,977)	—

Ending balance, June 30, 2019			143,844	46,720	500	66,286	—

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(i)	Share Issuances

In December 2019, the Company entered an agreement (“ATM Offering”) with Canaccord Genuity Corp to sell up to C$55,000 thousand SVS at an at-the-market price. During the three and six months ended June 30, 2020, the Company issued 55 thousand shares at a weighted average price of $4.40 per share. Gross proceeds were $241 thousand, offset by equity issuance costs of $8 thousand. During the three and six months ended June 30, 2020, the Company also issued 44 thousand SVS, valued at $201 thousand, and 1 thousand SSVS (as converted), valued at $3 thousand.

(ii)	Issuance of Shares - Origin House

In January 2020, in conjunction with the acquisition of Origin House, the Company issued 66,483 thousand SVS, valued at $396,575 thousand.

During the six months ended June 30, 2020, the Company issued 1,060 thousand SVS, valued at $3,676 thousand, to satisfy certain obligations related to deferred consideration related to legacy acquisitions by Origin House.

In May 2020, the Company issued 338 thousand SVS, valued at $1,000 thousand, in accordance with the post combination remuneration agreement associated with Origin House’s previous acquisition of FloraCal.

In May 2020, the Company also issued 750 thousand SVS, valued at $2,220 thousand, to settle the deferred consideration associated with Origin House’s previous acquisition of Cub City. LLC (“Cub City”). See Note 13 for further details.

(iii)	Issuance of Shares – MedMar Lakeview

In April 2020, the Company issued 90 thousand SVS, valued at $352 thousand, to satisfy certain obligations related to contingent consideration.

(iv)	Issuance of Shares - Valley Agriceuticals, LLC (“Valley Ag”)

During the six months ended June 30, 2020, the Company issued 265 thousand PVS (as converted), valued at $1,415 thousand, to satisfy certain obligations related to interest on deferred consideration, and 451 thousand SVS, valued at $1,496 thousand, to satisfy a portion of the Company’s make-whole liability. See Note 13 and Note 20 for further details.

(v)	Issuance of Shares – Tryke

In April 2020, the Company issued 293 thousand SVS, valued at $1,279 thousand, in accordance with the termination agreement which canceled the previously announced purchase agreement to acquire certain assets of and an interest in Tryke Companies, LLC, and certain subsidiaries and affiliates.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(c)	Stock Purchase Warrants

Each whole warrant entitles the holder to purchase one PVS of the Company. A summary of the status of the warrants outstanding (as-converted) is as follows:

	Number of warrants	Weighted- average exercise price
Balance as of January 1, 2020	6,453,784	$7.73
Exercised	(12,000)	4.24

Balance as of June 30, 2020	6,441,784	$7.73

During the six months ended June 30, 2020, the Company recorded $91 thousand of warrant exercises into share capital. Of the 6,442 thousand warrants outstanding, 6,233 thousand warrants are from issuances to underwriters associated with the September 2019 financing, sellers from the Valley Ag acquisition and previous holders of Randsburg warrants. The warrants associated with the September 2019 financing and the Valley Ag acquisition are classified as long-term derivative liabilities, and the Randsburg warrants are classified as short-term derivative liabilities. See Note 20 for information about valuation of liability-classified warrants.

No equity-classified warrants were issued during the six months ended June 30, 2020 and 2019.

(d)	Distribution to LLC Unit Holders

During the three months ended June 30, 2020, in accordance with the underlying operating agreements, required tax distribution amounts were finalized and the Company communicated a distribution to 2019 unit holders of Cresco Labs, LLC and other minority interest holders. The total declared distribution was $9,548 thousand, which will reduce non-controlling interest upon payment. During the three months ended June 30, 2020, $481 thousand was paid, and the remaining $9,067 thousand liability was recorded in contributed surplus.

During the three months ended June 30, 2019, in accordance with the operating agreement of Cresco Labs LLC, the Company declared a distribution of profits to holders of Cresco Labs, LLC units during 2018. The total distribution was $3,630 thousand. The Company recorded a $688 thousand reduction to non-controlling interest of Cresco Labs, LLC for distributions to members who hold Redeemable Units. The remaining $2,942 thousand distribution was recorded as an increase to accumulated deficit.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(e)	Changes in Ownership and Non-controlling Interests

In the six months ended June 30, 2020, redemptions of 3,522 thousand redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 1.4% in non-controlling interest in Cresco Labs, LLC, an increase to accumulated deficit of $13,965 thousand, and a decrease of $1,420 thousand in non-controlling interest.

In April 2020, the holders of the non-controlling interest put option previously recorded as a derivative liability related to the acquisition of PDI exercised the right to put their shares to the Company at a predetermined price. This transaction resulted in a change of NCI for PDI from 2% as of March 31, 2020 to 0% as of June 30, 2020. See Note 20 for additional details regarding the put option.

In February 2019, the Company acquired an additional 1% of Phoenix Farms of Illinois, LLC decreasing non-controlling interest from 11% to 10%. The consideration paid was $184 thousand. This resulted in a $150 thousand increase in accumulated deficit and a $34 thousand decrease in non-controlling interest.

In May 2019, the Company acquired the remaining 10% of non-controlling interest from Phoenix Farms of Illinois, LLC. The consideration paid was $649 thousand, which resulted in a $288 thousand increase in accumulated deficit and a $361 thousand decrease in non-controlling interest.

As of and for the six months ended June 30, 2020, non-controlling interest included the following amounts after intercompany eliminations:

($ in thousands) June 30, 2020	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs, LLC[1]	Total
Non-current assets	3,249	31,730	19,949	10,900	25,057	861,493	952,378
Current assets	18,776	9,905	12,375	33,623	49,498	132,549	256,726
Non-current liabilities	—	(1,208)	(1,172)	(1)	—	(306,509)	(308,890)
Current liabilities	(313)	(16,553)	(5,043)	(10,014)	(18,733)	(112,740)	(163,396)

Net assets	21,712	23,874	26,109	34,508	55,822	574,793	736,818

Net assets attributable to NCI	104	2,989	2,387	104	(4,012)	140,223 [3]	141,795

Revenue	3,509	5,594	5,697	2,176	(218)	143,878	160,636
Gross profit	4,628	2,933	2,819	(15)	970	92,274	103,609

Total comprehensive income (loss)	5,086	1,329	2,106	(1,538)	(1,794)	(23,320)	(18,131)

Comprehensive income (loss) allocated to NCI	1,271	165	526	(15)	(359)	6,567	8,155

NCI percentage at June 30, 2020	25%[1]	12.4%[2]	25%[2]	1.0%[1]	20.0%[1]	54.8%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 54.8% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs, Inc.
[3]	Includes the effect of LLC unit redemptions and other adjustments

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

As of and for the twelve months ended December 31, 2019, non-controlling interest included the following amounts after intercompany eliminations:

($ in thousands) December 31, 2019	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other Entities including Cresco Labs, LLC[1]	Total
Non-current assets	3,185	20,231	17,855	12,575	23,317	380,053	457,216
Current assets	3,075	1,037	1,356	5,186	15,579	133,105	159,338
Non-current liabilities	—	(1,803)	(1,824)	(95)	(13,940)	(126,100)	(143,762)
Current liabilities	(907)	(718)	(955)	(1,061)	(4,669)	(141,859)	(150,169)

Net assets	5,353	18,747	16,432	16,605	20,287	245,199	322,623

Net assets attributable to NCI	1,567	2,658	2,330	150	(2,940)	131,776	135,541

Revenue	5,593	4,088	5,310	2,212	12,042	99,289	128,534
Gross profit	6,303	1,999	2,564	(1,972)	(6,749)	61,936	64,081

Total comprehensive income (loss)	5,747	(981)	(556)	(6,278)	(15,308)	(47,926)	(65,302)

Comprehensive income (loss) allocated to NCI	1,437	(122)	(139)	(63)	(3,062)	(20,152)	(22,101)

NCI percentage at December 31, 2019	25.0%[1]	12.4%[2]	25.0%[2]	1.0%[1]	20.0%[1]	56.2%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 56.2% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs, Inc.

12.	SHARE-BASED COMPENSATION

The Company has a share-based compensation plan (the “Plan”) for key employees and service providers. Under the Plan, shares issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS.

A summary of the status of the options outstanding consisted of the following:

	Number of stock options outstanding	Weighted- average exercise price
Outstanding - January 1, 2020	22,370,168	$3.19
Granted	5,290,950	4.31
Exercised	(610,544)	1.52
Origin House replacement awards	629,275	4.24
Forfeited	(4,895,000)	2.37

Outstanding - June 30, 2020	22,784,849	$3.60

Exercisable - June 30, 2020	8,385,752	$2.71

The following table summarizes the stock options outstanding as of June 30, 2020:

Expiration date	Stock options outstanding	Exercise price	Stock options exercisable
February 2023	5,273	$5.20	2,637
April 2025	17,578	2.81	17,578
May 2025	21,093	4.03 - 5.79	8,789
June 2025	200,000	0.50	200,000
July 2025	22,851	4.29 - 4.97	18,455
January - February 2026	125,000	1.00	125,000
May - June 2026	700,000	1.00	700,000

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

November - December 2026	27,500	1.00	18,750
January 2027	5,000	1.00	3,750
September 2027	20,000	1.00	16,667
October - November 2027	425,000	1.00	207,600
November - December 2027	212,500	1.14	62,500
December 2027	562,480	3.74	562,480
March 2028	526,250	1.14	233,750
May - June 2028	750,000	2.25	375,000
July 2028	200,000	2.25	50,000
July 2028	35,000	3.75	18,472
August 2028	308,750	3.75	65,000
September 2028	7,426,874	1.13 - 3.75	3,938,624
October - November 2028	1,988,750	3.75	457,500
December 2028	220,000	6.50	55,000
February 2029	85,000	6.50	21,250
March 2029	322,000	11.25	80,500
June 2029	1,270,000	10.28	317,500
September 2029	1,240,000	5.90	—
December 2029	787,000	6.86	—
January 2030	1,500,000	4.56	—
February 2030	1,000,000	4.56	250,000
March 2030	597,000	2.99	—
March 2030	1,000,000	4.56	250,000
May 2030	328,950	4.56	328,950
June 2030	855,000	4.11	—

	22,784,849		8,385,752

Weighted average stock price of options on the dates on which options were exercised during the six months ended June 30, 2020 and 2019 was $4.16 and $8.09 per option, respectively.

The fair value of stock options granted under the Plan during the six months ended June 30, 2020 was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

June 30, 2020
Risk-free annual interest rate	0.79% to 1.01%
Expected annual dividend yield	0%
Expected stock price volatility	65% to 81%
Expected life of stock options	5 to 7 years
Forfeiture rate	5%
Fair value at grant date	$2.57 to $2.92
Stock price at grant date	$4.11 to $4.56
Exercise price range	$4.11 to $4.56

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded companies. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

During the three and six months ended June 30, 2020, the weighted-average fair value of stock options granted was $2.63 and $ 2.54 per option, respectively. During the three and six months ended June 30, 2019, the weighted-average fair value of stock options granted was $6.65 and $6.54 per option, respectively. As of June 30, 2020, stock options outstanding have a weighted-average remaining contractual life of 8.62 years.

In the six months ended June 30, 2020, the Company issued 629 thousand replacement options with a weighted average exercise price of $4.24 per option in connection with the Origin House acquisition. The replacement options have expiration dates ranging between February 2023 and December 2027, though expiration will accelerate upon termination of employment. As of June 30, 2020, 610 thousand options with a weighted average exercise price of $4.21 per option are exercisable.

Restricted Stock Units (“RSUs”)

During 2019, the Company established an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant. A number of RSUs granted have the ability to settle in cash. These awards have been determined to be liability-classified awards and are required to be marked-to-market as of the end of each reporting period. As of June 30, 2020 and December 31, 2019, the Company recorded $53 thousand and $339 thousand, respectively, in Deferred consideration, contingent consideration and other payables on the unaudited Condensed Interim Consolidated Statements of Financial Position related to these awards.

A summary of outstanding RSUs is provided below:

	Number of RSUs outstanding	Weighted average fair value
Outstanding - January 1, 2020	404,215	$8.58
Origin House replacement awards	3,430,456	5.96
Vested and settled	(1,791,162)	6.01
Forfeited	(32,447)	9.36

Outstanding - June 30, 2020	2,011,062	$6.39

Liability classified as of June 30, 2020	15,467	$3.64

Of the liability classified awards above, 6,432 awards vested in April 2020 pending issuance into shares.

In the six months ended June 30, 2020, the Company issued 3,430 thousand replacement RSUs with a weighted average fair value of $5.96 per share in connection with the Origin House acquisition. As a result of the acquisition, the vesting of the replacement RSUs was accelerated, with Canadian participants having the option to defer settlement. As such, there is no post-acquisition compensation expense required for these awards.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

Deferred Share Awards

In the six months ended June 30, 2020, the Company issued 1,632 thousand replacement deferred share awards in connection with the Origin House acquisition. The awards have a fair value of $5.96 per share, which is based on the Company’s share price as of the acquisition date. The awards’ issuance were deferred through September 2020 as part of Origin House’s acquisition of RVR Distribution in 2018. Awards are considered to be fully vested as of the acquisition date and therefore require no post-acquisition compensation expense. During the three and six months ended June 30, 2020, 1,060 thousand shares settled into share capital.

Expense Attribution

The Company recorded compensation expense for option awards in the amount of $6,577 thousand and $3,518 thousand for the three months ended June 30, 2020 and 2019, respectively. For the three months ended June 30, 2020 and 2019, the Company expensed $6,448 thousand and $ 2,973 thousand, respectively, to Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

The Company recorded compensation expense for option awards in the amount of $8,012 thousand and $ 6,649 thousand for the six months ended June 30, 2020 and 2019, respectively. For the six months ended June 30, 2020 and 2019, the Company expensed $7,777 thousand and $5,850 thousand, respectively, to Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. Unrecognized compensation expense as of June 30, 2020 for option awards is $23,539 thousand and will be recorded over the course of the next four years.

The Company recorded compensation expense for RSU awards in the amount of $162 thousand and $nil for the three months ended June 30, 2020 and 2019, respectively, of which $30 thousand and $nil, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. The Company recorded compensation expense for RSU awards in the amount of $387 thousand and $nil for the six months ended June 30, 2020 and 2019, respectively, of which $80 thousand and $nil, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. Unrecognized compensation expense as of June 30, 2020 is $1,144 thousand and will be recognized over the course of the next three years.

The Company recorded a decrease of post-acquisition compensation expense for replacement options in the amount of $75 thousand and an increase of $9 thousand for the three and six months ended June 30, 2020, respectively, in Selling, general and administrative expenses. Unrecognized compensation for replacement options was $24 thousand as of June 30, 2020 and will be recognized through the third quarter of 2021.

As of June 30, 2020, ending inventory includes $261 thousand of capitalized compensation expense related to both options and RSUs. For the three months ended June 30, 2020 and 2019, $518 thousand and $237 thousand, respectively, of compensation expense was recorded to Cost of sales – production costs, which includes $293 thousand and $123 thousand, respectively, related to compensation expense capitalized to inventory in prior quarters. For the six months ended June 30, 2020 and 2019, $1,366 thousand and $408 thousand, respectively, of compensation expense was recorded to Cost of sales – production costs, which includes $803 thousand and $39 thousand, respectively, related to compensation expense capitalized to inventory in prior quarters.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

13.	ACQUISITIONS AND MERGERS

(a)	Business Combinations

The table below summarizes business combinations completed during the six months ended June 30, 2020:

Completed during the six months ended June 30, 2020	Origin House
($ in thousands)
Total consideration
Common shares issued	$396,575
Replacement awards	31,671

Total consideration	$428,246

Net identifiable assets (liabilities) acquired
Cash	$32,984
Accounts receivable	7,565
Inventory	14,658
Biological assets	2,002
Other current assets	2,197
Property and equipment	18,625
Right-of-use assets	17,984
Loans receivable, long-term	331
Investment in associate	4,302
Investments	139
Customer relationships	63,600
Trade names	39,700
Licenses	5,900
Market related intangible	2,374
Internally developed software	380

Total identifiable assets acquired	$212,741

Short-term liabilities	$(24,349)
Lease liability	(18,002)
Deferred and contingent consideration	(3,807)
Notes payable	(22,045)
Deferred tax liability	(30,200)

Net identifiable assets acquired	$114,338

Purchase price allocation
Net identifiable assets acquired	$114,338
Goodwill	313,908

Total consideration	$428,246

Under IFRS 3, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of the acquisition date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of the acquisition date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date. During the six months ended June 30, 2020, the Company updated its valuation of Origin House intangible assets acquired, which resulted in an increase of $9,189 thousand to the acquisition date value of intangible assets and an associated increase of $2,775 thousand to the acquisition date value of the deferred tax liability, resulting in an offsetting reduction in goodwill. The Condensed Interim Consolidated Financial Statements and the above purchase price allocation schedule have been retrospectively adjusted for this measurement period adjustment. The purchase price allocation for the Origin House transaction is substantially complete, with the exception of certain amounts related to income taxes.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(i)	Origin House

On January 8, 2020, the Company announced that it had closed its acquisition of 100% of the membership interests of Origin House. As a result of this acquisition, the Company now holds additional licenses to cultivate and process medical and adult-use marijuana and new licenses to distribute medical and adult-use cannabis in the State of California. Additionally, the Company now holds licenses to operate a nicotine vape business in Canada with retail, online and wholesale revenues, as well as franchise locations.

Total consideration for the acquisition was $428,246 thousand and consisted of 66,482 thousand SVS issued as of the acquisition date, valued at $396,575 thousand, and 5,691 thousand replacement awards, valued at $31,671 thousand, which is comprised of 3,430 thousand replacement RSUs, 1,632 thousand deferred share awards and 629 thousand replacement options. The Company recorded a decrease of $75 thousand and increase of $9 thousand of post-acquisition share-based compensation expense related to the replacement options for the three and six months ended June 30, 2020, respectively. See Note 12 for additional detail.

As part of the acquisition, the Company recorded reserves of $107 thousand for potential payments contingent on future events that were probable to be paid and estimable as of the acquisition date.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Origin House acquisition had occurred as of January 1, 2020. These pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results.

Total pro forma Revenue and Net loss for the combined company for the six months ended June 30, 2020 was $161,265 thousand and $18,583 thousand, respectively.

Contributed revenue and Net loss from the Origin House acquisition for the three months ended June 30, 2020 was $19,260 thousand and $5,789 thousand, respectively, and $33,215 thousand and $18,749 thousand, respectively for the six months ended June 30, 2020.

Since the first quarter of 2019, the Company has recorded transaction costs of $5,449 thousand in connection with the Origin House acquisition as Selling, general and administrative expenses in the unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(b)	Deferred Consideration, Contingent Consideration and Other Payables

The following is a summary of deferred consideration and other payables balances as of June 30, 2020 and December 31, 2019, which are classified as short term:

($ in thousands)	IFRS 9 classification	June 30, 2020	December 31, 2019
MedMar contingent consideration liability for tax payments -current	FVTPL	$2,000	$2,000
MedMar contingent consideration liability - current	FVTPL	984	1,927
Interest payable - short term	Amortized Cost	—	1,464
Valley Ag deferred consideration	Amortized Cost	—	18,750
HHH deferred consideration	FVTPL	—	27,237
Valley Ag operating cash flows consideration	FVTPL	7,109	7,423
Valley Ag make-whole liability	FVTPL	1,068	800
Origin House post combination remuneration liability	FVTPL	103	—
Liability-classified equity awards	FVTPL	53	339

Total Deferred consideration, contingent consideration and other payables		$11,317	$59,940

Decreases in deferred consideration between December 31, 2019 and June 30, 2020 are due to payments of deferred consideration related to acquisitions of Valley Ag and HHH. During the six months ended June 30, 2020, the Company paid $18,750 thousand and issued 265 thousand PVS (as converted), valued at $1,304 thousand, to settle the Valley Ag deferred consideration and corresponding interest payable. During the six months ended June 30, 2020, the Company paid $27,540 thousand to settle the HHH deferred consideration and recorded $303 thousand in interest expense. During the three months ended June 30, 2020, the Company recorded $1 thousand interest accretion and a $518 thousand unrealized gain related to Valley Ag operating cashflow deferred consideration, and recorded $204 thousand interest accretion and a $518 thousand unrealized gain for the six months ended June 30, 2020.

During the three and six months ended June 30, 2020, the Company recognized a mark-to-market gain of $4,636 thousand and a mark-to-market loss of $1,764 thousand, respectively, for the make-whole adjustment liability related to its Valley Ag acquisition from changes in the Company’s stock price, offset by a payment of 451 thousand SVS valued at $1,496 thousand during the three and six months ended June 30, 2020.

The Company’s liability related to liability-classified equity awards decreased to $53 thousand as of June 30, 2020 due to changes in the Company’s share price and settlement of vested awards. See Note 12 for further details.

In connection with the Origin House acquisition, the Company acquired deferred consideration liabilities valued at $3,807 thousand, primarily related to $3,700 thousand of deferred consideration associated with Origin House’s previous acquisition of Cub City. In May 2020, the Company settled these obligations through issuance of 750 thousand SVS, valued at $2,220 thousand and cash payment of $1,480 thousand. In April 2020, the Company issued 338 thousand shares, value at $1,000 thousand, in accordance with the post combination remuneration agreement with FloraCal. The remuneration agreement liability is $103 thousand as of June 30, 2020 and accrues monthly with the remaining payment due May 2021.

The Company holds various real estate property approximating $10,000 thousand in fair value as collateral for certain deferred payment obligations.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(c)	Contingent Consideration

The following is a summary of the current contingent consideration as of June 30, 2020 and December 31, 2019:

($ in thousands)	June 30, 2020	December 31, 2019
MedMar contingent consideration liability for tax payments - current	$2,000	$2,000
MedMar contingent consideration liability - current	984	1,927

Total	$2,984	$3,927

For the six months ended June 30, 2020, the fair value of the current contingent consideration liability decreased by $943 thousand primarily driven by the issuance of 90 thousand SVS, valued at $352 thousand and a cash payment of $648 thousand. As of June 30, 2020, the Company utilized a discount rate of 19.9% and an updated period of 0.1 years to determine the fair value of the remaining obligations. The Company recorded a mark-to-market loss of $23 thousand and $57 thousand for the three and six months ended June 30, 2020, respectively. These obligations are expected to be paid before December 31, 2020.

The following is a summary of the non-current contingent consideration as of June 30, 2020 and December 31, 2019:

($ in thousands)	IFRS 9 classification	June 30, 2020	December 31, 2019
Valley Ag contingent consideration	FVTPL	$13,120	$21,901

Total Long-term contingent consideration		$13,120	$21,901

During the three and six months ended June 30, 2020, the Company recorded a mark- to-market fair value loss of $3,620 thousand and gain of $8,781 thousand, respectively, related to contingent equity consideration for its Valley Ag acquisition due to changes in the Company’s stock price.

14.	LONG-TERM NOTES AND LOANS PAYABLE

The following table represents the Company’s loans payable balances as of June 30, 2020 and December 31, 2019:

($ in thousands)	June 30, 2020	December 31, 2019
OCN Loan	$20,734	$—
HHH Loan	—	550
Term Loan	95,584	—
Interest payable	3,188	—

Total borrowings and interest payable	119,506	550

Less Short-term borrowings and interest payable	(23,922)	—

Total Long-term notes and loans payable	$95,584	$550

(a)	Senior Secured Term Loan

On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100,000 thousand, with the option to increase the principal amount to $200,000 thousand. Of the $100,000 thousand Term Loan commitment, $92,350 thousand was committed by Tranche A lenders (the “Tranche A Commitment”) and $7,650 thousand was committed by Tranche B lenders (the “Tranche B Commitment”).

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

The Tranche A Commitment accrues interest at a rate of 12.7% per annum, payable in cash quarterly, and has a stated maturity of July 2021. The Tranche B Commitment accrues interest at a rate of 13.2% per annum, payable in cash quarterly, and has a stated maturity of January 2022. The Company’s effective interest rates for the Tranche A Commitment and Tranche B Commitment of the Term Loan are 17.0% and 16.1%, respectively. The Company capitalized $5,497 thousand and $407 thousand, respectively, of borrowing costs related to the Tranche A Commitment and Tranche B Commitment.

The Term Loan is secured by a guarantee from certain material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Term Loan also contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness.

The Company may redeem in whole or in part the Term Loan at any time prior to the stated maturity dates, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified redemption premium) and all accrued and unpaid interest and fees.

For the three and six months ended June 30, 2020, the Company recognized interest expense of $4,131 thousand and $6,836 thousand, respectively, including interest expense related to the amortization of the debt issuance costs of $944 thousand and $1,488 thousand, respectively.

As of June 30, 2020, the Company is in compliance with all covenants related to the Term Loan.

(b)	Other Loans

In conjunction with its October 1, 2019 acquisition of HHH, the Company recorded a long-term liability for the

HHH Loan for an aggregate balance of $550 thousand with a stated maturity of June 2021. During the three months ended June 30, 2020, the Company paid off the $550 thousand outstanding principal balance as part of a sale-leaseback transaction. See Note 7 for additional details on the transaction.

In conjunction with its January 8, 2020 acquisition of Origin House, the Company recorded a short-term liability with Opaskwayak Cree Nation (the “OCN Loan”) for an aggregate balance of $22,045 thousand as of the acquisition date, subject to a 10% interest rate and a stated maturity of June 2020. The weighted average effective interest rate of the OCN Loan was 23.78%.

On June 30, 2020, the OCN Loan was amended to extend the maturity date from June 30, 2020 to June 30, 2021 for an extension fee of $560 thousand which is recorded within Accounts payable and other accrued expense and will be amortized over the extended term. Fees, interest and principal payments will be made in regular monthly installments through the maturity date. As a result of the non-substantial debt modification, the effective interest rate increased to 27.14% and a gain on debt modification of $1,084 thousand was recognized. For the three and six months ended June 30, 2020, the Company recognized interest expense of $1,253 thousand and $2,450 thousand, respectively, including interest expense related to the accretion of discount on the OCN Loan of $727 thousand and $1,380 thousand, respectively.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

15.	REVENUE AND LOYALTY PROGRAMS

(a)	Revenue

The following table represents the Company’s disaggregated revenue by source, primarily due to the Company’s contracts with its customers, for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2020	2019	2020	2019
Wholesale	$54,944	$18,419	$93,080	$30,065
Dispensary	39,312	11,471	67,556	20,880

Total Revenue	$94,256	$29,890	$160,636	$50,945

The Company generates revenue at the point in time the control of the product is transferred to the customer, as the Company has a right to payment, and the customer has assumed significant risks and rewards of such product. The Company does not engage in long-term sales contracts.

(b)	Loyalty Programs

The Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price that ranges between $0.025 and $0.10 per loyalty point. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of June 30, 2020, there were 37,464 thousand points outstanding, with an approximate value of $658 thousand. The Company expects the outstanding loyalty points will be redeemed within one year.

16.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For the three and six months ended June 30, 2020 and 2019, Selling, general and administrative expenses consisted of the following:

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2020	2019	2020	2019
Salaries and related	$19,034	$5,517	$37,310	9,768
Share-based compensation	6,689	2,973	8,076	5,850
Consulting and professional fees	5,625	4,245	16,777	7,613
Office	3,225	762	7,294	1,359
Advertising and marketing	2,780	2,352	6,764	4,642
Excise taxes	2,347	761	4,215	1,490
Technology	1,919	—	3,153	—
Business expansion costs	1,413	243	1,540	764
Travel, entertainment and delivery costs	1,066	925	2,632	1,445
Insurance	1,066	448	2,059	972
Intangible asset impairment (Note 9)	(1,194)	—	—	—
Other	1,216	1,479	2,019	2,575

Total Selling, general and administrative expenses	$45,186	$19,705	$91,839	$36,478

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

17.	OTHER INCOME (EXPENSE), NET

For the three and six months ended June 30, 2020 and 2019, Other income (expense), net consisted of the following:

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2020	2019	2020	2019
Gain (loss) on derivative instruments (Note 20)	$(3,289)	$8	$6,387	$(227)
Gain (loss) on changes in fair value of deferred and contingent consideration (Note 13)	993	(679)	6,960	(721)
Gain on debt modification (Note 14)	1,084	—	1,084	—
Gain on changes in fair value of loans receivable (Note 20)	840	—	292	—
Impairment on loan receivable (Note 20)	(113)	—	(113)	—
Dividend income	—	53	—	87
Unrealized gain (loss) on investments held at fair value (Note 8)	217	(12)	(317)	(9)
Gain (loss) on foreign currency	(422)	(10)	178	(10)
Other income (expense)	(50)	19	312	125

Total Other (expense) income, net	$(740)	$(621)	$14,783	$(755)

18.	RELATED PARTY TRANSACTIONS

(a)	Compensation of Key Management Personnel

The Company’s key management personnel, consisting of the executive management team and management directors, have the authority and responsibility for planning, directing, and controlling the activities of the Company. Other than the lease and lending arrangements described below, for the six months ended June 30, 2020, there were no material changes to other related party transactions disclosed in the annual consolidated financial statements for the years ended December 31, 2019 and 2018.

Key management personnel compensation for the three and six months ended June 30, 2020 and 2019 was as follows:

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2020	2019	2020	2019
Management compensation	$1,556	$603	$2,966	$1,063
Share-based compensation expense	4,697	954	5,869	1,937

Total	$6,253	$1,557	$8,835	$3,000

As of June 30, 2020 and December 31, 2019, the Company had receivables of $204 thousand and $712 thousand, respectively, with key management personnel.

As of June 30, 2020 and December 31, 2019, the Company had payables of $553 thousand and $113 thousand, respectively, with key management personnel.

Key management personnel hold 84,550 thousand redeemable units of Cresco Labs, LLC, which is equal to $74,624 thousand of Non-controlling interests as of June 30, 2020.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(b)	Related Parties – Debt

As of June 30, 2020, the Company had borrowings with related parties of $8,250 thousand related to the Company’s Term Loan. See Note 14 for additional details.

(c)	Related Parties - Leases

The Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO and MedMar, Inc. The lease liabilities were incurred in January 2019 and will expire in 2027 through 2050.

The Company has lease liabilities for real estate lease agreements in which the lessor is a member of key management personnel. The lease liabilities were incurred during sale and leaseback transactions executed during the six months ended June 30, 2020 and will expire in 2030. For the three and six months ended June 30, 2020, the sale and leaseback transactions resulted in net funding of $7,405 thousand and $8,809 thousand, respectively. During the three months ended June 30, 2020, the Company received tenant improvement allowance reimbursements of $789 thousand related to these lease agreements and expects to receive further reiumbursements of $1,711 thousand as of June 30, 2020.

Below is a summary of the expense resulting from the related party lease liabilities for the three and six months ended June 30, 2020 and 2019.

	Three months ended June 30, 2020		Three months ended June 30, 2019
($ in thousands)	Depreciation expense	Interest expense	Depreciation expense	Interest expense
Finance lease liability; lessor has minority interest in SLO	$80	$413	$99	$422
Finance lease liability; lessor has minority interest in MedMar Rockford, LLC	15	22	16	23
Finance lease liability; lessor has minority interest MedMar Lakeview, LLC	22	22	23	22
Finance lease liability; lessor is a member of key management personnel	55	93	—	—

	Six months ended June 30, 2020		Six months ended June 30, 2019
	Depreciation expense	Interest expense	Depreciation expense	Interest expense
Finance lease liability; lessor has minority interest in SLO	$162	$816	$198	$832
Finance lease liability; lessor has minority interest in MedMar Rockford, LLC	31	43	31	45
Finance lease liability; lessor has minority interest MedMar Lakeview, LLC	44	44	46	45
Finance lease liability; lessor is a member of key management personnel	79	122	—	—

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party lease liabilities. The ROU asset and lease liability for SLO’s lease assumes all lease extension options are exercised.

	As of June 30, 2020		As of December 31, 2019
($ in thousands)	ROU asset	Lease liability	ROU asset	Lease liability
Finance lease liability; lessor has minority interest in SLO	$9,547	$12,195	$9,930	$11,727
Finance lease liability; lessor has minority interest in MedMar Rockford, LLC	618	683	649	694
Finance lease liability; lessor has minority interest MedMar Lakeview, LLC	659	720	643	686
Finance lease liability; lessor is a member of key management personnel	8,067	6,442	—	—

19.	COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers, or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

(b)	Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management believes that the Company is in substantial compliance with applicable local and state regulations as of June 30, 2020, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future. During the six months ended June 30, 2020, the Company recorded a contingent liability of $107 thousand related to the Origin House acquisition.

20.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses, as applicable) or FVTPL. The carrying values of financial instruments held at amortized cost approximate their fair values as of June 30, 2020 and December 31, 2019 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at FVTPL.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Unless otherwise noted, the Company considers all financial instruments classified as FVTPL to be Level 1 instruments.

There have been no transfers between fair value levels valuing these assets during the year.

The following table summarizes the Company’s financial instruments as of June 30, 2020 and December 31, 2019:

($ in thousands)	June 30, 2020	December 31, 2019
Financial Assets:
Cash and cash equivalents	$70,994	$49,102
Restricted cash[1]	2,874	5,050
Accounts receivable, net	16,889	16,455
Loans receivable, short-term	2,400	644
Loans receivable, long-term	19,289	18,633
Security deposits	3,612	1,084
Financial Liabilities:
Accounts payable and other accrued expenses	$66,915	$62,834
Short-term borrowings and current portion of long-term debt	23,922	—
Current portion of lease liabilities	26,036	12,019
Deferred consideration, contingent consideration and other payables	11,317	59,940
Derivative liabilities	11	178
Derivative liabilities – long-term	8,605	15,243
Lease liabilities	139,976	82,856
Deferred consideration and contingent consideration	13,120	21,901
Long-term notes payable and loans payable	95,584	550

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions, and facility licensing requirements.

(a)	Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and IFRS 9 classifications (discussed further below) as of June 30, 2020 and December 31, 2019:

($ in thousands)	IFRS 9 classification	June 30, 2020	December 31, 2019
Short-term loans receivable - Lighthouse	FVTPL	$2,123	$—
Interest receivable	Amortized cost	277	644

Total Loans receivable, short-term		$2,400	$644

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(b)	Loans receivable, short-term with Derivative Features

On August 12, 2019, the Company issued a secured convertible promissory note that is convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company of Lighthouse. The loan has a maturity of 18 months and an option for the Company to convert into additional membership units. As of June 30, 2020, this loan had a fair value of $2,123 thousand. As of December 31, 2019, this loan had a fair value of $2,236 and was classified as a Loans receivable, long-term. This loan is measured at FVTPL and transferred classification from a long-term loan receivable to a short-term loan receivable in the current year. See Note 8 for discussion of the Company’s investment in Lighthouse.

Expected Credit Loss (ECL)

The Company calculates ECLs for loan receivables and restricted cash by considering cash shortfalls on a discounted basis it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring, which is determined through the exercise of judgement. The Company recognized impairment losses of $113 thousand during both the three and six month periods ended June 30, 2020 and $nil during both the three and six month periods ended June 30, 2019 on Loans receivable, short-term.

(c)	Loans Receivable, Long-Term

The Company entered into certain loan arrangements with Verdant Creations, LLC. that contained embedded derivatives comprising of a call and put option and a stated interest rate of 5.25%. Settlement of the instruments varies based on contingent events and returns are not fixed. As such, the Company records this loan receivable at FVTPL. Each period, the loan is measured using a probability-weighting analysis of expected outcomes, which utilize Level 3 inputs. The inputs included market rates ranging from 4.3% to 16.9%, a risk-free rate of 0.2% and expected settlement timing of 0.97 to 1.19 years. Changes in Level 3 inputs and assumptions utilized resulted in a fair value gain of $840 thousand and $292 thousand for the three and six months ended June 30, 2020, respectively, and $nil for both the three and six months ended June 30, 2019. The loan had a fair value of $17,584 thousand and $16,007 thousand as of June 30, 2020 and December 31, 2019, respectively. Interest receivable attributable to the loan was $901 thousand as of June 30, 2020 and $nil as of December 31, 2019. At June 30, 2020 and December 31, 2019, of the $15,500 thousand maximum loan commitment, $15,255 thousand and $10,741 thousand, respectively, had been drawn on these loans.

As of June 30, 2020 and December 31, 2019, the Company has a loan receivable of $473 thousand and $390 thousand, respectively. The Company records this loan receivable at amortized cost and has a stated interest rate of 10%.

In connection with the acquisition of Origin House, the Company assumed a loan receivable with a fair value of $331 thousand at both the acquisition date and June 30, 2020.

(d)	Derivative Liability

In conjunction with its acquisition of PDI, the Company recorded a derivative liability of $178 thousand at the acquisition date for an NCI put option, by which the remaining NCI holders could put their shares for a fixed amount of cash within one year of the acquisition legal close/funding date. The derivative was valued using a discount rate of 9%. In April 2020, these holders exercised their put option which resulted in the Company paying $203 thousand to purchase the unowned interest of PDI. As a result, during the six months ended June 30, 2020, the Company recorded a $25 thousand mark-to-market loss to match the settlement value.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

(e)	Share Purchase Warrants

At June 30, 2020, the Company had 6,442 thousand warrants outstanding. Of the outstanding warrants, 6,233 thousand warrants issued to underwriters associated with September 2019 financing, sellers from the Valley Ag acquisition and previous holders of Randsburg warrants were classified as long-term derivative liabilities. In the six months ended June 30, 2020, 12 thousand Valley Ag warrants were exercised for $ 51 thousand, resulting in a realized loss of $6 thousand and an increase to share capital of $91 thousand. In the six months ended June 30, 2019, 22 thousand broker warrants were exercised for $147 thousand, resulting in a realized gain of $8 thousand and an increase to share capital of $249 thousand.

For the three months ended June 30, 2020, the Company recorded a mark-to-market loss, due to changes in the Company’s share price and other market factors, of $3,291 thousand and an unrealized foreign exchange loss of $422 thousand. For the three months ended June 30, 2019, the Company did not record a mark-to-market gain or loss, and recorded an unrealized foreign exchange loss of $6 thousand.

For the six months ended June 30, 2020, the Company recorded a mark-to-market gain, due to changes in the Company’s share price and other market factors, of $6,418 thousand and an unrealized foreign exchange gain of $178 thousand. For the six months ended June 30, 2019, the Company recorded a mark-to- market loss, due to changes in the Company’s share price and other market factors, of $235 thousand and an unrealized foreign exchange gain of $6 thousand.

All warrants classified as long-term derivative liabilities are measured at FVTPL.

As of June 30, 2020 and December 31, 2019, the fair value of liability-classified warrants was determined using the Black-Scholes option-pricing model utilizing the following assumptions:

	June 30, 2020	December 31, 2019
Risk-free annual interest rate	0.14% - 0.22%	1.58% - 1.61%
Expected annual dividend yield	0%	0%
Expected stock price volatility	85%	81%
Expected life of stock warrants	0.3 - 2.3 years	0.4 - 1.4 years
Forfeiture rate	0%	0%
Share price at period end	$4.11	$6.86

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board and the Company’s management mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at June 30, 2020 and December 31, 2019 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on cannabis industry growth in its key markets and the low interest rate environment. Although all deposited cash is placed with U.S.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the House of Representatives but have not yet been voted on within the Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry.

The novel coronavirus (“COVID-19”) was declared a pandemic by the World Health Organization on March 12, 2020 and has caused significant economic uncertainty and consequently it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

The Company’s aging of Accounts receivables as of June 30, 2020 and December 31, 2019 was approximately as follows:

($ in thousands)	June 30, 2020	December 31, 2019
0 to 60 days	$15,826	$10,276
61 to 120 days	452	5,551
120 days +	1,048	899

Total accounts receivable, gross	$17,326	$16,726

For the three months ended June 30, 2020 and 2019, the Company recorded bad debt expense of $53 thousand and $nil, respectively, to account for expected credit loss and recorded an additional $72 thousand and $nil, respectively, in bad debt related to invoice write-offs. For the six months ended June 30, 2020 and 2019, the Company recorded bad debt expense of $266 thousand and $120 thousand, respectively, to account for expected credit loss and recorded an additional $100 thousand and $nil, respectively, in bad debt related to invoice write-offs.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In December 2019, the Company entered into the ATM Offering for subordinated voting shares in the Company to be issued at the discretion of management to raise up to C$55,000 thousand to fund corporate operations. See Note 11 for further information. In February 2020, the Company entered into a non-brokered credit agreement for a senior secured term loan with an initial principal balance of $100,000 thousand. The Company will continue to raise capital as needed to fund operations and expansion. The maturity analysis for lease obligations is located in Note 7.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

In addition to the commitments outlined in Note 7, the Company has the following contractual obligations as of June 30, 2020:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable & other accrued expenses	$66,915	$—	$—	$66,915
Deferred consideration, contingent consideration and other payables	11,317	—	—	11,317
Deferred and contingent consideration	—	13,120	—	13,120
Long-term notes payable and loans payable and Short-term borrowings	23,922	95,584	—	119,506

Total obligation as of June 30, 2020	$102,154	$108,704	$—	$210,858

In addition to the commitments outlined in Note 7, the Company has the following contractual obligations as of December 31, 2019:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and other accrued expenses	$62,834	$—	$—	$62,834
Deferred consideration, contingent consideration and other payables	59,940	—	—	59,940
Deferred and contingent consideration	—	21,901	—	21,901
Other long-term liabilities	—	550	—	550

Total obligation as of December 31, 2019	$122,774	$22,451	$—	$145,225

(d)	Market Risk

a.	Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. As of June 30, 2020 and December 31, 2019, the Company’s financial assets and liabilities are denominated primarily in U.S. dollars. However, from time to time some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded a $178 thousand foreign exchange gain and a $422 thousand foreign exchange loss during the three and six months ended June 30, 2020, respectively. The Company recorded an immaterial amount of foreign exchange losses in the three and six months ended June 30, 2019. See Note 17 for additional detail.

As of June 30, 2020 and December 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

b.	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company calculates an incremental borrowing rate to use in the valuation of its financial instruments. The Company’s effective interest rates for its Term Loan range from 16.1% to 17.0% and the stated interest rate varies from 12.7% to 13.2% based on the term elected by the lender. The Company’s weighted average effective interest rate for its OCN Loan is 27.1% and its stated interest rate is 10%. See Note 14 for further information.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

c.	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities, contingent consideration and liability-classified RSUs that are valued based on the Company’s own stock price. An increase or decrease in stock price by 10% would result in an associated increase or decrease in fair value and Other (expense) income, net of $3,119 thousand.

d.	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to section 280E, which bars businesses from deducting all expenses except their cost of sales when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 24 for the Company’s disclosure of uncertain tax positions.

e.	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes could have on the goals and operations of the business as a whole.

21.	SEGMENT INFORMATION

The Company operates in one segment, the cultivation, manufacturing, distribution, and sale of cannabis.

For the three and six months ended June 30, 2020, the Company generated 98% and 97%, respectively, of its revenue in the United States with the remainder generated in Canada. For the three and six months ended June 30, 2019, all revenues were generated in the United States.

22.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted average shares outstanding.

Potentially dilutive securities of approximately 143,236 thousand and 154,500 thousand for the three months ended June 30, 2020 and 2019, respectively, and 144,711 thousand and 154,500 thousand for the six months ended June 30, 2020 and 2019, respectively, were excluded in the calculation of diluted EPS for these periods as their impact would have been anti-dilutive due to net losses in the periods.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

The following is a reconciliation for the calculation of basic and diluted loss per share for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share data)	2020	2019	2020	2019
Basic and diluted loss per share
Net loss attributable to Cresco Labs Inc. shareholders	$(18,897)	$(2,026)	$(26,286)	$(8,253)
Weighted-average number of shares outstanding	206,349	113,397	202,166	113,336

Loss per share – basic and diluted	$(0.09)	$(0.02)	$(0.13)	$(0.07)

23.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2020	2019	2020	2019
Interest expense – leases	$(4,971)	$(2,370)	$(9,189)	$(3,225)
Interest expense – notes and loans payable	(3,716)	—	(6,430)	—
Accretion of debt discount and amortization of deferred financing fees	(1,671)	—	(2,868)	—
Other interest expense	479	(2)	104	(10)
Interest income	282	285	570	729

Total Interest expense, net	$(9,597)	$(2,087)	$(17,813)	$(2,506)

See Note 7 for additional information regarding Interest expense – leases and Note 14 for additional information on Interest expense – notes and loans payable and accretion of debt discount and amortization of deferred financing fees.

24.	PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

The Company’s effective tax rate was 155% and 335% with tax expense of $13,312 thousand and of $5,586 thousand, respectively, for the three months ended June 30, 2020 and 2019. The Company’s effective tax rate was (1,236)% and (93)% with tax expense of $16,744 thousand and of $5,549 thousand, respectively, for the six months ended June 30, 2020 and 2019.

Income tax expense is recognized based on management’s estimate of the effective annual income tax rate expected for the full financial year with one-time events recorded in the period incurred.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2020 and 2019

(Unaudited)

Deferred tax liabilities and deferred tax assets were primarily comprised of the following:

($ in thousands)	June 30, 2020	December 31, 2019
Deferred tax assets
Share-based compensation	$560	$1,177
Net operating losses	9,635	1,285
Lease liabilities	19,597	13,202
Inventory	—	188
Other	1,162	425

Total deferred tax assets	$30,954	16,277
Deferred tax liabilities
ROU assets	$(9,532)	$(6,488)
Biological assets	(8,310)	(4,213)
Inventory	(3,608)	—
Property, plant and equipment	(7,621)	(7,923)
Intangible assets	(49,429)	(18,877)
Other	(232)	(227)

Total deferred tax liabilities	$(78,732)	(37,728)

Net deferred tax liabilities	$(47,778)	$(21,451)

The Company recognized a total net benefit related to one-time events of $12 thousand and $3,298 for the three months ended June 30, 2020 and 2019, respectively, and $105 thousand and $3,298 for the six months ended June 30, 2020 and 2019, respectively.

No tax expense or benefit was recognized for financial losses of $3,661 thousand and $2,975 thousand for the three months ended June 30, 2020 and 2019, respectively, and $8,573 thousand and $5,551 thousand for the six months ended June 30, 2020 and 2019, respectively.

The Company determined that the tax impact of certain arrangements between its management companies and operating companies is not probable that it would be sustained under IFRIC 23 due to the evolving interpretations of Section 280E. As a result, the Company recorded a reserve for uncertain tax positions of $10,454 thousand as of June 30, 2020, an increase during the six months ended June 30, 2020 of $2,959 thousand. Interest and penalties associated with the reserve are $830 thousand, an increase of $129 thousand for the six months ended June 30, 2020.

25.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 20, 2020, which is the date on which these financial statements were issued, and concluded there were no material subsequent events for the period ended June 30, 2020.